The Putnam Fund for Growth and Income, October 31, 2013, annual shareholder report

77L New accounting pronouncement

In January 2013, ASU 2013 01, Clarifying the Scope of Disclosures about Off setting Assets and Liabilities, amended ASU No. 2011 11, Disclosures about Off setting Assets and Liabilities. The ASUs create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either off set in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. Putnam Management is currently evaluating the application of ASUs 2013 01 and 2011 11 and their impact, if any, on the funds financial statements.